UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       INTRABIOTICS PHARMACEUTICALS, INC.
                       ----------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    46116T100
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 46116T100             Schedule 13G                         Page 2 of 7


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1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  Frank H. Pearl
                  (in the capacity described herein)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

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3.       S.E.C. Use Only


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4.       Citizenship or Place of Organization           United States


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Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             97,133
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        97,133
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  97,133
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        1.8%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN


--------------------------------------------------------------------------------

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CUSIP NO. 46116T100             Schedule 13G                         Page 3 of 7


Item 1.  (a)      NAME OF ISSUER

                  IntraBiotics Pharmaceuticals, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  1245 Terra Bella Avenue
                  Mountain View, CA  94043

Item 2.  (a)      NAMES OF PERSONS FILING

                  Mr. Frank H. Pearl ("Mr. Pearl")

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of Mr. Pearl is 2099 Pennsylvania Avenue, Suite 900, Washington, DC 20006-1813.

         (c)      CITIZENSHIP

                  United States

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.001 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  46116T100

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                           Mr. Pearl may be deemed to beneficially own an
                  aggregate of 97,133 shares of Common Stock. Mr. Pearl is the sole owner of Perseuspur, LLC, a member of Perseus EC, LLC, which is the managing member of Perseus BioTech Fund Partners, LLC, a managing member of Perseus-Soros Partners, LLC, the general partner of Perseus-Soros BioPharmaceutical Fund, L.P. ("PSBF"), and may be deemed to beneficially own the 97,133 shares of Common Stock owned by PSBF.

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CUSIP NO. 46116T100             Schedule 13G                         Page 4 of 7


         (b)      PERCENTAGE OWNED:

                           Based on calculations made in accordance with Rule
                  13d-3(d), and there being 5,253,983 shares of Common Stock outstanding as of this date, Mr. Pearl may be deemed to beneficially own approximately 1.8% of the outstanding shares of Common Stock.

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           Mr. Pearl may be deemed to share the power to direct
                  the voting and disposition of the 97,133 Common Stock beneficially owned by PSBP.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 46116T100             Schedule 13G                         Page 5 of 7


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 17, 2004



                                    FRANK H. PEARL


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Attorney-in-Fact

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CUSIP NO. 46116T100             Schedule 13G                         Page 6 of 7


                                  EXHIBIT INDEX

Exhibit 1. Power of Attorney, dated April 9, 2003, appointing Rodd Macklin as Attorney-in-Fact for Frank H. Pearl.